Exhibit 99.1

Americas Silver Corporation Announces Results of Shareholder Meeting

TORONTO--(BUSINESS WIRE)--May 16, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to report that shareholders voted in favour of all items of business including the election of each of the nominees listed in its management information circular (“Circular”) dated April 18, 2019 at its annual and special meeting of shareholders held on May 15, 2019. Detailed results from the election of directors are set out below.

Name	Shares Voted For	Shares Withheld
Stephen Alfers	19,915,666 (98.75%)	252,276 (1.25%)
Darren Blasutti	19,948,015 (98.91%)	219,927 (1.09%)
Alex Davidson	19,584,846 (97.11%)	583,096 (2.89%)
Alan Edwards	19,941,025 (98.87%)	226,917 (1.13%)
Bradley Kipp	19,922,373 (98.78%)	245,569 (1.22%)
Gordon Pridham	19,571,487 (97.04%)	596,455 (2.96%)
Manuel Rivera	19,934,982 (98.84%)	232,960 (1.16%)
Lorie Waisberg	19,462,832 (96.50%)	705,110 (3.50%)

The biographies of directors and further details about the Company’s corporate governance practices are available at www.americassilvercorp.com.

Mr. Peter Hawley did not stand for re-election as a director. The Company thanks Mr. Hawley for his many years of service and the important role he played in the Company’s development.

In addition, shareholders voted in favor of the following matters, as more particularly set out in the Circular:

a) Re-approval of the Company’s deferred share unit plan;

b) Re-approval of the Company’s restricted share unit plan;

c) Re-approval of the Company’s stock option plan, as amended by the proposed amendments thereto;

d) Amendment of the Company’s by-laws; and

e) Amendment of the Company’s articles to effect the name change of the Company.

Information on Q1-2019 earnings was presented by President & CEO Darren Blasutti at this annual meeting. A recording of the presentation will be made available on the Company’s website.

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully funded for development Relief Canyon Project, in Nevada, USA which is currently in construction following completion of the Pershing acquisition in April 2019. For further information, please see SEDAR or EDGAR or americassilvercorp.com.

CONTACT:
Darren Blasutti
President and CEO
416-848-9503